CELSIUS HOLDINGS, INC.

2424 NORTH FEDERAL HIGHWAY, SUITE 208

BOCA RATON, FL 33431

September 28, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Mr. Michael Killoy
Ms. Brigitte Lippmann

Re:	Celsius Holdings, Inc.
Amendment No. 2 to Form 10
Filed September 19, 2016
File No. 000-55663

Ladies and Gentlemen:

In response to the Staff’s letter of September 26, 2016, Celsius Holdings, Inc. (the “Company”) hereby files Amendment No. 3 to the Form 10 Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 15

Comment:

1.	We note your response to comment 2. The determination of your Swedish Distribution to reduce the number of weeks of inventory on hand appears to be a known trend. Please revise your disclosure to explain the underlying reasons for the reduction of inventory on hand and describe the ongoing implications of the change to your operating results.

Response:

In response to the Staff’s comment, the disclosure regarding the rebalancing of inventory by our Swedish distributor has been further expanded in the “Revenue” subsections relating to the six months ended June 30, 2016 and 2015 to clarify that the reasons for the rebalancing of inventory and the fact that it is a one-time occurrence rather than a known trend.

Securities and Exchange Commission

Division of Corporation Finance

September 28, 2016

Liquidity and Capital Resources, page 17

Comment:

2.	We note your response to comment 5. Please address material changes in the underlying drivers of your operating cash flows for the periods ended December 31, 2015 and 2014.

Response:

The additional disclosure has been provided as requested by the Staff.

Certain Relationships and Related Transactions, page 25

Comment:

3.	We note your response to comment 9; however, it is still unclear how the interest rate of 5% per annum is determined. Please file as an exhibit the outstanding promissory note and other exhibits referred to in the Loan and Security Agreement with CD Financial, LLC, as amended.

Response:

We have clarified the disclosure to better explain how the interest is calculated (i.e., 5% per annum on the outstanding balance from time to time, which balance may fluctuate) on the credit facility with CD Financial, LLC. The Exhibits to the Amended Loan and Security Agreement have been filed as part of Exhibit 10.1, as requested by the Staff.

Financial Statements

Preferred Stock – Related Party, page F-34

Comment:

4.    We note your response to comment 14. Please provide similar disclosures related to your preferred stock for the interim period.

Response:

The additional disclosure requested by the Staff has been added to the “Related Party” footnote for the interim period.

Securities and Exchange Commission

Division of Corporation Finance

September 28, 2016

If you have any further questions or comments, kindly contact the undersigned at (561) 276-2239 or our counsel, Dale S. Bergman, Esq. of Gutierrez Bergman Boulris, P.L.L.C. (786) 888-1744

Very truly yours,

CELSIUS HOLDINGS, INC.

By: /s/ John Fieldly

John Fieldy, Chief Financial Officer